August 14, 2000


VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn:  Mr. Hugh Fuller

Re:  California Software Corporation
     Registration Statement on Form SB-2
     Filed:      June 14, 2000
     File No.:   333-39328

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, California Software Corporation, a Nevada corporation (the "Company") hereby applies for the withdrawal of its previously filed Registration Statement on Form SB-2 (File No. 333-39328) (the "Registration Statement") relating to its common stock.

     Due to the fact that the Company must restate its earnings in its financial statements included in the Registration Statement, it has elected not to proceed with the offering of such shares as contemplated by the Registration Statement. It requests that the Securities and Exchange Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of said Rule 477. No sales of the Company's shares of common stock have been made or will be made under the Registration Statement.

                              Sincerely,

                              California Software Corporation

                              By:  /s/ Carol Conway
                              Name: Carol Conway
                              Title:   President
cc:  Thomas J. Crane, Esq.